EXHIBIT 99.4

LOCK-UP AGREEMENT

November 25, 2011

WHEREAS:

A.
Eldorado Gold Corporation (“Eldorado”) is considering whether it or a wholly-owned subsidiary of Eldorado (the “Purchaser”) will make an offer to purchase (the “Bid”) all of the issued and outstanding common shares (the “Shares”) in the capital of European Goldfields Limited (“EGU”);

B.
Over the course of the next seven (7) days, Eldorado expects to have discussions with EGU and its major shareholders to assist in Eldorado’s determination as to whether the Purchaser will make the Bid;

C.
If Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, the terms and conditions of the Bid will be set out in a take-over bid circular (the “Circular”) to be provided to the holders of Shares, and, in particular, such Circular will provide that the Purchaser will acquire all the Shares for consideration of not less than 0.70 common shares of Eldorado and CDN$0.0001 in cash for each Share;

D.
BlackRock Investment Management (UK) Limited (“BlackRock”) acts as discretionary investment manager on behalf of clients who are the beneficial holders of or have other interests in some of the Shares (which may include interests in funds in which Shares are held).  BlackRock is a subsidiary (as defined in section 1159 of the Companies Act 2006) of BlackRock, Inc.  The subsidiaries (as so defined) of BlackRock Inc. shall, together with BlackRock, Inc., hereafter together be referred to as the “BlackRock Group”;

E.
The parties to this Lock-Up Agreement agree that BlackRock is entering into this agreement and therefore any restrictions set out in this Lock-Up Agreement will apply only in relation to those Shares interests in which are held by certain investment funds and accounts managed by the EMEA Fundamental Equity Portfolio Management Group of BlackRock (each such fund and account being an “EMEA FE Client” and together “EMEA FE Clients”), and which Shares will specifically exclude the following:

(i)	5,500 Shares interest in which is held by BlackRock World Gold Fund;

(ii)	100,000 Shares interest in which is held by BlackRock Growth & Recovery Fund;

(iii)	206,661 Shares interest in which is held by BAE systems 2000 Pension Plan Trustees Limited – HRT UK Equity Portfolio; and

(iv)	all synthetic positions that are held by EMEA FE Clients as of the date of this Lock-UP Agreement.

together, the “Excluded Shares”.

Therefore, on the basis of the above provisions in this Recital E, the Excluded Shares shall be excluded from the scope of this Lock-Up Agreement and the total number of Shares interests in which are held by the EMEA FE Clients and in relation to which BlackRock is able to control the voting rights equals 13,484,566 Shares (the “Subject Shares”) and only such Subject Shares shall be within the scope of this Lock-Up Agreement.

For the avoidance of doubt, this letter does not relate to and shall not impose any conditions or restrictions in relation to interests in Shares (if any) of any member of the BlackRock Group other than BlackRock and interests in any Shares (if any) held by investment funds and accounts in businesses distinct from those EMEA FE Clients.

In consideration for Eldorado incurring the cost and expense of examining whether the Purchaser should initiate and make the Bid, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.                     Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Schedule A hereto.

2.                     If Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, not later than 8:00 a.m. (GMT) on December 5, 2011, the Purchaser shall publicly announce its intention to make the Bid in accordance with applicable Canadian provincial securities laws, and by not later than 5:00 p.m. PST on December 6, 2011 shall commence the Bid in accordance with applicable Canadian provincial securities laws either by:

(a)
publishing an advertisement containing a brief summary of the Bid in one major national daily newspaper of general and regular paid circulation in Canada in English and one major daily newspaper of general and regular and paid circulation in Quebec in French; or

(b)	sending the Circular to each holder of Shares, and each holder of securities that are convertible into Shares, whose last address as shown on the books of EGU is in a Canadian province or territory.

The obligation of the Purchaser to take up and pay for Shares under the Bid shall not be subject to any conditions, save and except those conditions set out in Schedule B hereto (the “Condition”). The Conditions are for the sole benefit of the Purchaser and any of such Conditions may be waived by the Purchaser in whole or in part in its sole discretion at any time.

3.    If Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, the consideration to be provided to holders of Shares shall be as set out in Recital C.  BlackRock acknowledges and agrees that the Purchaser may, in its sole discretion, modify or waive any term or Condition of the Bid; provided that the Purchaser shall not, without the prior written consent of BlackRock, increase the Minimum Tender Condition, impose additional Conditions to the Bid, modify any Condition of the Bid in a manner adverse to BlackRock or Shareholders generally (which for greater certainty does not include a waiver of a Condition), decrease the consideration per Share, decrease the number of Shares in respect of which the Bid is made, change the form of consideration payable under the Bid (other than to increase the total consideration per Share and/or add additional consideration or consideration alternatives) or otherwise vary the Bid or any terms or Conditions thereof (which for greater certainty does not include a waiver of a Condition) in a manner which is adverse to BlackRock.  If Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, subject to the satisfaction or waiver of the Conditions, the Purchaser

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shall within the time periods required by applicable Canadian provincial securities laws take up and pay for the Shares deposited under the Bid.

4.    Subject always to Section 5, 6 and 7 below from and including November 28, 2011 until the earlier of (i) the termination of this Lock-Up Agreement pursuant to Section 12, and (ii) the Expiry Time, provided that the Purchaser has complied with the terms of the Bid, BlackRock agrees, always:

(a)
not to sell, assign, transfer, alienate, gift, pledge, option, hedge, enter into derivative transactions in respect of, or otherwise dispose of or encumber, (or agree to do any of the foregoing) the Subject Shares, except pursuant to Section 4 (c);

(b)
not to grant or agree to grant any proxy or other right to the Subject Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof, except pursuant to Section 4(c);

(c)
to accept the Bid and validly deposit or cause to be deposited to the Bid, and cause all acts and things to be done to deposit under the Bid, on or before the calendar day prior to the expiry of the Bid, all of the Subject Shares, together with a duly completed and executed letter of transmittal (or other appropriate instrument);

(d)	not to withdraw or cause to be withdrawn from the Bid, any Shares deposited under the Bid by BlackRock, unless a Superior Proposal (as hereinafter defined) is made by a third party;

(e)
to exercise, or procure that the registered holder exercises, the voting rights attaching to the Subject Shares which BlackRock is able to control and otherwise use BlackRock’s commercially reasonable efforts in its capacity as investment manager acting on behalf of the EMEA FE Clients who are the beneficial holders of or have other interests in the Subject Shares (which may include interests in funds in which the Subject Shares are held) to vote against or otherwise oppose any proposed resolution or action by EGU or any other person: (A) in respect of any of the transactions described in EGU’s press release dated October 3, 2011 or any variation or amendment thereto (the “QHL Financing”); (B) in respect of any Acquisition Proposal (as defined below) involving EGU; or (C) which may in any manner adversely affect, by delay or otherwise, the take-up of and payment for the Subject Shares deposited under the Bid or the successful completion of the Bid, including without limitation, any amendment to the memorandum or articles, constating documents or corporate structure of EGU;

(f)
subject to Section 12 and 13, not to in any manner, directly or indirectly, solicit, initiate, or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any Acquisition Proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal, but provided always that if the Acquisition Proposal is a Superior Proposal, BlackRock shall have the right to enter into discussions or take such other actions as BlackRock considers reasonable in relation to considering and accepting such Superior Proposal subject at all times to first following the procedure set out in Section 12(b)(v) and Section 13;

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(g)	not to deposit or cause to be deposited the Subject Shares under any Acquisition Proposal nor support any Acquisition Proposal in any manner whatsoever;

(h)
except as required by applicable Laws, prior to the public announcement by the Purchaser of its intention to make the Bid, not to disclose directly or indirectly, to any person the existence of this Lock-Up Agreement or the terms and conditions of this Lock-Up Agreement, or the possibility of the Purchaser making the Bid or any terms or conditions or other information concerning the Bid;

(i)	not to take any action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Bid; and

(j)
not to encourage or assist any other person to take any action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Bid.

5.    For the purposes of this Lock-Up Agreement, a “Superior Proposal” is any unsolicited bona fide written offer for the Subject Shares, any offer concerning any sale of EGU or any of its material subsidiaries or any of their material properties, assets or any amalgamation, arrangement, merger, business combination, take-over bid, tender or exchange offer, variation of a take-over bid, tender or exchange offer or similar transaction involving EGU which competes or interferes, by delay or otherwise, with the Bid (an “Acquisition Proposal”) made to the board of directors of EGU or in respect of the Shares made directly to the Shareholders or BlackRock: (x) that is made after the date hereof; and (y) that is, in BlackRock’s view, acting reasonably, more favourable to BlackRock, from a financial and commercial point of view, than the consideration per Share payable pursuant to the Bid.

6.    Notwithstanding anything to the contrary contained in this Lock-Up Agreement, BlackRock shall retain the right to deal with the Subject Shares otherwise than as envisaged by this letter in the following circumstances:

(a)
on the instructions of its EMEA FE Clients holding direct or indirect interests in the Subject Shares (including, without limitation, a transfer of Subject Shares to any replacement investment manager or custodian nominated by BlackRock’s EMEA FE Client(s) in circumstances where such EMEA FE Client(s) has/have terminated BlackRock’s professional relationship in respect of the Subject Shares or where the relationship continues but such EMEA FE Client(s) has/have changed the investment mandate such that BlackRock holding the Subject Shares (at all or to the same level) is no longer consistent with such mandate);

(b)	when transferring any Subject Shares to and/or from any of the EMEA FE Clients; and

(c)	when entering into any stock lending transactions involving the Subject Shares.

7.    Notwithstanding anything to the contrary contained in this Lock-Up Agreement, BlackRock shall continue to maintain all and any open stock lending positions involving the Subject Shares and BlackRock will not be required to cancel any of such positions as a result of its entry into this Lock-Up Agreement.

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8.    Some or all of the Subject Shares are or may be registered in the name(s) of custodians.  If BlackRock exercises the voting rights attached to such Subject Shares or otherwise takes an action in accordance with the terms of this Lock-Up Agreement, then BlackRock shall instruct such custodians to complete and deliver the appropriate form(s) of proxy or other applicable forms, or otherwise act in accordance with the terms of this Lock-Up Agreement (as appropriate) but BlackRock shall not be liable for any failure on the part of such custodians to complete and deliver such forms or take such actions as may be required in accordance with the terms of this Lock-Up Agreement or otherwise to comply with our instructions.

9.    BlackRock represents and warrants to Eldorado that:

(a)	it has the corporate power and has received all requisite approvals to enter into this Lock-Up Agreement and to complete the transactions contemplated hereby;

(b)	this Lock-Up Agreement is a legal, valid and binding obligation of BlackRock enforceable in accordance with its terms;

(c)
it has ability to control votes over the number of Subject Shares set out in Recital E, and has the exclusive right to dispose of the Subject Shares as provided in this Lock-Up Agreement, subject at all times to the provisions of Sections 5, 6 and 7 above;

(d)
to the best of its knowledge, it is not a party to, bound or affected by or subject to any constating document, agreement, arrangement or Law which would be violated, contravened, breached by, or under which default would occur as a result of, the performance of this Lock-Up Agreement; and

(e)
the Subject Shares will at the time deposited to the Bid, be owned by BlackRock, with good and marketable title thereto, free and clear of any and all liens, charges, security interests, pledges, hypothecations or encumbrances of any nature or kind whatsoever, subject at all times, to the provisions of Section 5, 6 and 7 above.

10.  The Purchaser represents and warrants to BlackRock that:

(a)
it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and the Purchaser has the corporate power and has received all requisite approvals to enter into this Lock-Up Agreement and to complete the transactions contemplated hereby;

(b)	this Lock-Up Agreement is a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms;

(c)
it is not a party to, bound or affected by or subject to any constating document, agreement, arrangement or Law which would be violated, contravened, breached by, or under which default would occur as a result of, the performance of this Lock-Up Agreement;

(d)
if Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, Eldorado will or will procure that the Purchaser fully complies with applicable Canadian provincial securities laws and any other applicable laws relating to such Bid; and

(e)	if Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, the common shares of Eldorado to be issued to the Shareholder under the Bid, at such time as

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the Purchaser takes up and pays for the Subject Shares pursuant to the Bid, shall have been duly authorized for issuance and duly and validly issued and will be fully paid and non-assessable common shares in the capital of Eldorado.

11.           BlackRock agrees that if (i) the Purchaser determines, acting reasonably, that it is necessary or desirable to proceed with an alternative transaction to the Bid, provided that under the terms of such alternative transaction the payment of consideration to holders of Shares which is not less than the consideration set out in Recital B and such alternative transaction is not otherwise commercially disadvantageous to BlackRock (including an amalgamation or a plan of arrangement including the Purchaser or any affiliate thereof) (the “Alternative Transaction”) and (ii) EGU supports the completion of such Alternative Transaction, BlackRock shall support the completion of such Alternative Transaction in the same manner as the Bid, including using all reasonable efforts to facilitate the successful completion of such Alternative Transaction.  If an Alternative Transaction involves a meeting or meetings of shareholders of EGU, BlackRock irrevocably agrees to vote or cause to be voted and cause all acts and things to be done to vote all of the Subject Shares in favour of any matters necessary or ancillary to the completion of the transactions contemplated by such Alternative Transaction.  In the event of any proposed Alternative Transaction, any reference in this Lock-Up Agreement to the Bid shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Lock-Up Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction, and all references to the expiry time of the Bid, including the Expiry Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction.

12.           This Lock-Up Agreement may be terminated by notice in writing:

(f)	at any time by mutual consent of the Purchaser and BlackRock;

(g)	by BlackRock if:

(i)
the Purchaser has not complied in any material respect with its covenants contained herein or if any representation or warranty of the Purchaser under this Lock-Up Agreement is untrue or incorrect in any material respect;

(ii)	the Purchaser has not announced or commenced the Bid within the time period provided for in Section 2;

(iii)
if Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, the terms of the Bid do not conform in all material respects with the description of the Bid contained in Sections 2 and 3;

(iv)
if Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, the Purchaser has not taken up and paid for all of the Shares deposited under the Bid in accordance with applicable Canadian provincial securities laws; or

(v)	(A)
BlackRock has provided the Purchaser with notice in writing that there is a Superior Proposal, together with documentation or a summary of the content of such documentation (subject to any confidentiality obligations that may apply to BlackRock in respect of any such documentation and/or information) detailing the Superior Proposal, at least five Business Days prior to the date on which BlackRock proposes to accept or enter into any agreement relating to such Superior Proposal; and

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(B)
five Business Days shall have elapsed (the “Right to Match Period”) from the date the Purchaser received the notice referred to in Section 12(b)(v)(A) from BlackRock in respect of the Acquisition Proposal and, if the Purchaser has proposed to amend the terms of the Bid in accordance with Section 13, BlackRock shall determined, acting reasonably, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Bid by the Purchaser.

13.       BlackRock acknowledges and agrees that, during the Right to Match Period or such longer period as BlackRock may approve for such purpose, the Purchaser shall have the opportunity, but not the obligation, to propose to amend the terms of the Bid. BlackRock will review any proposal by the Purchaser to amend the terms of the Bid in order to determine, acting reasonably, whether the Purchaser proposal to amend the Bid would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Bid.

14.       No termination pursuant to Section 12 shall prejudice the rights of any party as a result of any breach by any other party of its obligations hereunder.

15.       Upon termination of this Lock-Up Agreement, BlackRock shall be entitled to withdraw any of BlackRock’s Subject Shares deposited under the Bid and the Purchaser shall not take up any of BlackRock’s Subject Shares so withdrawn.

16.       BlackRock hereby consents to the Purchaser disclosing the existence of this Lock-Up Agreement in any press release or other public disclosure document as required by applicable Canadian provincial securities laws and in discussions or negotiations between the Purchaser and any of EGU, Qatar Holding LLC, Aktor Construction International Limited, Voziana Holdings Limited, Dimitrios Koutros, FMR LLC and any of their respective directors, officers or financial or legal advisors with respect to the Bid. BlackRock acknowledges and agrees that a summary of this Lock-Up Agreement and the negotiations leading to its execution and delivery must appear in the Circular, provided, however, that the Shareholder shall be provided with an adequate opportunity to review and comment on such disclosure.

17.       This Lock-Up Agreement shall not be assignable by any party hereto.  This Lock-Up Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the parties hereto and their respective successors.  This Lock-Up Agreement shall constitute the entire agreement between the parties hereto with respect to the subject matter hereof.

18.       Each of the parties hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other parties may, either before or after the completion of the Transaction, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Lock-Up Agreement.

19.       BlackRock recognizes and acknowledges that this Lock-Up Agreement is an integral part of the Bid, and that the Purchaser would not contemplate proceeding with the Bid unless this Lock-Up Agreement was executed, and that a breach by BlackRock of any covenants or other commitments contained in this Lock-Up Agreement will cause the Purchaser to sustain injury for which it would not have an adequate remedy at law for money damages.  Therefore, BlackRock agrees that, in the event of any such breach, the Purchaser shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and BlackRock further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other

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equitable relief.

20.       Eldorado agrees that it shall not have any claim against BlackRock or its clients, and BlackRock and its clients shall not be liable, for any breach of undertaking or other obligation set out herein caused by the failure of any third party service provider to execute proper instructions from BlackRock intended to give effect to the terms hereof.

21.       Any notice, consent, waiver, direction or other communication which may or is required to be given pursuant to this Lock-Up Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

(h)	the Purchaser, addressed as follows:

Eldorado Gold Corporation
Suite 1188
550 Burrard Street
Vancouver BC  V6C 2B5

Attention:              Paul N. Wright, President & Chief Executive Officer; and
Eduardo Mouro, Vice President, Corporate Development
Facsimile:               (604) 687-4026

(i)	BlackRock, addressed as follows:

BlackRock Group Limited
12 Drapers Gardens
Throgmorton Avenue
London EC2N 2DL
United Kingdom

Attention:              Evy Hambro, Managing Director
Facsimile:               (44) 20-7743-1056

or at such other address of which either party may, from time to time on at least two Business Days notice, advise the other party by notice in writing given in accordance with the foregoing. Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day or, if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

22.        This Lock-Up Agreement will be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

23.       This Lock-Up Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

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    IN WITNESS WHEREOF the parties hereto have duly executed this Lock-Up Agreement as of the date first above written.

ELDORADO GOLD CORPORATION
By:	(signed) Paul N. Wright
Authorized Signatory

BLACKROCK INVESTMENT MANAGEMENT (UK) LIMITED By: (signed) Catharine Raw Authorized Signatory	(signed) Richard Davis Authorized Signatory

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Schedule A

DEFINITIONS

In the Lock-Up Agreement, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“ASX” means the Australian Securities Exchange;

“Business Day” means a day other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Ontario and/or any day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, as applicable;

“Compulsory Acquisition” means if, within four months after the date of the Bid, the Bid has been accepted by the Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Shares as at the Expiry Time, other than Shares held at the date of the Bid by or on behalf of the Purchaser and its affiliates and associates and the Purchaser acquires or is bound to take up and pay for such deposited Shares under the Bid, the acquisition by the Purchaser, if possible to do so under, and subject to compliance with all applicable Laws, all the Shares (including Shares that are issued upon the exercise of outstanding Options or rights) that remain outstanding held by those persons who did not accept the Bid (and each person who subsequently acquires any of such Common Shares) pursuant to the provisions of Section 197 of the YBCA;

“Expiry Date” shall have the meaning ascribed thereto in the Bid, or such later date or dates as may be extended, varied or changed by the Purchaser from time to time pursuant to the Bid;

“Expiry Time” means 5:00 p.m. (Vancouver time) on the Expiry Date, or such later time or times as may be extended, varied or changed by the Purchaser from time to time pursuant to the Bid;

“Governmental Entity” means: (a) any supranational body or organization (such as the European Union), nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (c) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Laws” means any applicable laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary or occupational health and safety laws, treaties, statutes, ordinances, instruments, judgments, decrees, injunctions, writs or certificates and orders, by-laws, rules, regulations, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Lock-Up Agreement” means the Lock-Up Agreement dated November 28, 2011, between Eldorado and BlackRock, as amended from time to time;

A-1
Draft Date: November 18, 2011

“London-AIM” means the London Stock Exchange’s AIM market;

“Material Adverse Effect” means, in respect of any person, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licences, permits, results of operations, prospects, articles, by-laws, rights or privileges of the relevant person;

“Minimum Tender Condition” has the meaning given in paragraph (a) of Schedule B;

“NYSE” means the New York Stock Exchange;

“Option” means an option to purchase Shares granted by EGU pursuant to its stock option plan or other employee compensation arrangement;

“Subject Shares” means common Shares held by BlackRock, or over which BlackRock exercises control or direction;

“Subsequent Acquisition Transaction” means an amalgamation, statutory arrangement, merger or other combination involving EGU and the Purchaser and/or one or more affiliates or subsidiaries of the Purchaser or a share consolidation pursuant to which the Purchaser will use its commercially reasonable efforts to acquire the remaining Shares not acquired under the Bid as soon as practicable after completion of the Bid if the Purchaser take up and pays for Shares validly deposited under the Bid and the statutory right of Compulsory Acquisition is not available;

“subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia);

“TSX” means the Toronto Stock Exchange; and

“YBCA” means the Business Corporations Act (Yukon), as amended.

A-2
Draft Date: November 18, 2011

Schedule B

CONDITIONS OF THE BID

Notwithstanding any other provisions of the Bid, but subject to applicable Laws, and in addition to (and not in limitation of) the Purchaser’s right to withdraw, extend, vary or change the Bid at any time prior to the Expiry Time, in its sole discretion, the Purchaser may, in its sole discretion, withdraw the Bid and not take up and pay for any Shares deposited under the Bid, extend the period of time during which the Bid is open and postpone taking up and paying for any Shares deposited under the Bid or vary or change the terms or conditions of the Bid, if any of the following Conditions are not, in the Purchaser’s judgment, satisfied or waived by the Purchaser at or prior to the Expiry Time:

(a)
there shall have been validly deposited pursuant to the Bid and not withdrawn at the Expiry Time that number of Shares which, when combined with the number of Shares then owned by the Purchaser and its affiliates, if any, represents not less than 66⅔% of the outstanding Shares at the Expiry Time, on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	the QHL Financing shall have been lawfully terminated in accordance with its terms in effect as of the date hereof;

(c)
EGU shall not have adopted a shareholder rights plan that provides rights to the shareholders of EGU to purchase any securities of EGU as a result of the Bid or any Compulsory Acquisition or Subsequent Acquisition Transaction (a “EGU Rights Plan”) or, if a EGU Rights Plan is adopted, it shall not and will not adversely affect the Bid or the Purchaser, either before or on consummation of the Bid, or the purchase of any Shares under any Compulsory Acquisition or Subsequent Acquisition Transaction;

(d)
all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of any Governmental Entity (including those of any stock exchanges or other securities regulatory authorities, as well as those provided for under any foreign investment review, competition or antitrust laws) in Canada, the United States, the United Kingdom, Greece, Romania, Turkey or the European Union that are, in the Purchaser’s sole discretion, necessary or advisable to complete the Bid and any Compulsory Acquisition or any Subsequent Acquisition Transaction, will have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Purchaser in its sole discretion.

(e)
no act, action, suit or proceeding shall have been threatened, taken or commenced before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity), whether or not having the force of Law, and no Laws shall have been proposed, enacted, promulgated, amended or applied, in either case:

(i)	challenging the Bid or the ability of the Purchaser to make or maintain the Bid;

(ii)
seeking to prohibit, restrict or impose any material limitations or conditions on (A) the acquisition by, or sale to, the Purchaser of any Shares, (B) the take-up or acquisition of Shares by the Purchaser, (C) the issuance and delivery of common shares of Eldorado or the delivery of cash in consideration for Shares taken up or

Draft Date: November 18, 2011

acquired by the Purchaser, (D) the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, (E) the ownership or operation or effective control by the Purchaser of any material portion of the business or assets of EGU or its affiliates or subsidiaries or to compel the Purchaser or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of EGU or any of its affiliates or subsidiaries as a result of the Bid, or (F) the ability of the Purchaser and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iii)
seeking to obtain from the Purchaser or any of its affiliates or subsidiaries or from EGU or any of its affiliates or subsidiaries any material damages directly or indirectly in connection with the Bid;

(iv)
which, if successful, in the sole discretion of the Purchaser, would be reasonably likely to result in a Material Adverse Effect on EGU or its affiliates or subsidiaries, taken as a whole, if the Bid were consummated; or

(v)
which, if successful, in the sole discretion of the Purchaser, would make uncertain the ability of the Purchaser and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction,

except for any such actions, suits or proceedings specifically and publicly disclosed by Penelope or otherwise known to Eldorado prior to the last Business Day before the Purchaser’s announcement of its intention to make the Bid (the “Pre-Announcement Date”).

(f)
there shall not be in effect or threatened any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition challenging the Bid or preventing the completion of the Bid or the acquisition of Shares under the Bid, or any Compulsory Acquisition or Subsequent Acquisition Transaction and there shall not exist any Law, nor shall any Law have been proposed, enacted, entered, promulgated or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, the Purchaser of any Shares, (ii) the take-up or acquisition of Shares by the Purchaser, (iii) the issuance and delivery of common shares of Eldorado or the delivery of cash in consideration for Shares taken up or acquired by the Purchaser, (iv) the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, (v) the ownership or operation or effective control by the Purchaser of any material portion of the business or assets of EGU or its affiliates or subsidiaries or to compel the Purchaser or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of EGU or any of its affiliates or subsidiaries as a result of the Bid, or (vi) the ability of the Purchaser and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(g)	the Purchaser shall not have become aware of any adverse claims, impairments, rights,

Draft Date: November 18, 2011

interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by EGU or otherwise known to Eldorado prior to the Pre-Announcement Date, in respect of any of EGU’s or its subsidiaries’ properties, assets, licences or permits, including any mineral rights or concessions;

(h)
the Purchaser shall have determined, in its sole discretion, that none of the following shall exist or shall have occurred (which has not been cured or waived), or is threatened, (i) any property, right, franchise, concession, permit or licence of EGU or of any of its affiliates or subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Bid, taking up and paying for Shares deposited pursuant to the Bid, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might reduce the expected economic value to the Purchaser of the acquisition of EGU or make it inadvisable for the Purchaser to proceed with the Bid and/or with taking up and paying for Shares deposited pursuant to the Bid, or (ii) any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which EGU or any of its affiliates or subsidiaries is a party or to which they or any of their properties or assets are subject that might reduce the expected economic value to the Purchaser of the acquisition of EGU or make it inadvisable for the Purchaser to proceed with the Bid and/or taking up and paying for Shares deposited pursuant to the Bid, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right, purchase right, loss of control or operatorship, pricing change or other event that might ensue as a result of the Purchaser taking up and paying for Shares deposited pursuant to the Bid or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(i)
the Purchaser shall have determined, in its sole discretion, that there shall be no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after the Pre-Announcement Date, that has or may have a Material Adverse Effect on EGU and its affiliates or subsidiaries, taken as a whole and that the Bid, if consummated, shall not trigger a Material Adverse Effect on EGU and its affiliates and subsidiaries, taken as a whole and the Purchaser shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after such date, that, in the sole discretion of the Purchaser, has had or may have a Material Adverse Effect on EGU and its affiliates and subsidiaries, taken as a whole;

(j)
the Purchaser shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of EGU with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United Kingdom or elsewhere, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by EGU, and EGU shall have disclosed all material changes in relation to EGU which occurred prior to the Pre-Announcement Date in a non-confidential material change report filed with the securities regulatory authorities in any of the Provinces of Canada or in the United States prior to the Pre-Announcement Date;

(k)	there shall not occurred or been threatened on or after the Pre-Announcement Date:

Draft Date: November 18, 2011

(i) any general suspension of trading in, or limitation on prices for, securities on the TSX, NYSE, ASX or London-AIM; (ii) any extraordinary or material adverse change in the financial markets in Canada, the United States or the United Kingdom; (iii) any change in the general political, market, legal, economic or financial conditions in any country that could have a Material Adverse Effect on EGU and its affiliates and subsidiaries, taken as a whole; (iv) a material change in United States, Canadian, United Kingdom or European Union currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, the United States, the United Kingdom, Greece, Romania or Turkey; (vi) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that might affect the extension of credit by banks or other lending institutions in Canada or the United States; (vii) a commencement of war, armed hostilities, terrorist activities or other national or international calamity involving any jurisdiction in which EGU or any of its subsidiaries operates its business; or (viii) in the case of any of the foregoing existing at the time of the commencement of the Bid, a material acceleration or worsening thereof; and

(l)
the Purchaser shall have determined, in its sole discretion, that none of EGU, any of its affiliates or its subsidiaries, or any third party has taken or proposed to take any action or has failed to take any action, or has disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by EGU prior to the Pre-Announcement Date), which might reduce the expected economic value to the Purchaser of the acquisition of EGU or make it inadvisable for the Purchaser to proceed with the Bid and/or take up and pay for Shares under the Bid and/or complete a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation: (i) any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of EGU or any of its affiliates or subsidiaries (other than a sale, disposition or other dealing between EGU and any affiliate subsidiary in the ordinary course of business consistent with past practice); (ii) any issuances of securities (other than in connection with the exercise of vested Options outstanding on the date hereof in accordance with their terms as publicly disclosed prior to the date hereof) or options or other rights to purchase securities; (iii) the payment of any dividends or other distributions or payments (except in the ordinary course of business consistent with past practices); (iv) any incurrence of material debt or project financing or material steps in furtherance thereof; (v) any acquisition from a third party of assets (except in the ordinary course of business consistent with past practice) or securities by EGU or any of its affiliates or subsidiaries; (vi) any take-over bid (other than the Bid ), merger, amalgamation (other than between EGU and any of its wholly-owned subsidiaries), statutory arrangement, recapitalization, reorganization, business combination, share exchange, joint venture or similar transaction involving EGU or any of its affiliates or subsidiaries; (vii) the making of, or commitment to make, any capital expenditure by EGU or any of its subsidiaries not in the ordinary course of business and consistent with past practice or in accordance with plans publicly disclosed by EGU prior to the Pre-Announcement Date; (viii) entering into, modifying or terminating any agreements or arrangements of EGU or its affiliates or subsidiaries (including agreements relating to credit facilities) with their respective directors, senior officers or employees, including without limitation employment, change in control, severance compensation or similar agreement, except for such agreements or arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice and only if so doing would not have a Material Adverse Effect on EGU and its affiliates and its

Draft Date: November 18, 2011

subsidiaries; (ix) instituting, cancelling or modifying, or, except as may be required by Law, taking any action to institute, cancel or modify, any agreements, arrangements or plans to provide for increased or extended benefits to one or more employees, consultants or directors of EGU or any of its subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Bid and Circular; (x) any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of outstanding Shares or other securities of EGU or any of its affiliates or subsidiaries; (xi) the waiving, releasing, granting, transferring or amending of any rights of material value under (A) any existing material contract in respect of any material joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business and consistent with past practice and only if so doing would not have an Material Adverse Effect on EGU or any of its subsidiaries); (xii) any change to EGU’s articles of incorporation or bylaws, (xiii) undertaking any transaction that would prevent the Purchaser obtaining, if otherwise available, a “bump” in the tax cost of the property of EGU in accordance with paragraph 88(1)(d) of the Tax Act, or any transaction that would reduce the amount of the “bump”, if otherwise available; or (xiv) any proposal, plan, intention or agreement to do any of the foregoing.

The foregoing Conditions are for the exclusive benefit of the Purchaser and may be asserted by the Purchaser at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Purchaser.  The Purchaser may waive any of the foregoing Conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Purchaser may have.  The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.  Any determination by the Purchaser concerning the foregoing Conditions to the Bid may be made in its sole judgment and will be final and binding upon all parties.

Draft Date: November 18, 2011

AMENDMENT AGREEMENT

December 5, 2011

WHEREAS:

A.	Eldorado Gold Corporation (“Eldorado”) and BlackRock Investment Management (UK) Limited (“BlackRock”) entered into a Lock-Up Agreement dated November 25, 2011 (the “Original Agreement”);

B.	Eldorado and BlackRock wish to amend certain terms and conditions of the Original Agreement.

Now therefore in consideration of the premises, mutual covenants and agreements contained in this Amendment Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

1.                      The Original Agreement, as amended hereby, shall continue in full force and effect and this Amendment Agreement shall have effect so far as practicable as if all the provisions of the Original Agreement and of this Amendment Agreement were contained in the one instrument.

2.                      Except as otherwise specified herein, all capitalized terms defined in the Original Agreements shall have the same meaning when used herein.

3.                      Section 2 of the Original Agreement is deleted and the following is substituted in its place:

“2.           If Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, not later than 8:00 a.m. (GMT) on December 12, 2011, the Purchaser shall publicly announce its intention to make the Bid in accordance with applicable Canadian provincial securities laws, and by not later than 5:00 p.m. PST on December 15, 2011 shall commence the Bid in accordance with applicable Canadian provincial securities laws either by:

(a)
publishing an advertisement containing a brief summary of the Bid in one major national daily newspaper of general and regular paid circulation in Canada in English and one major daily newspaper of general and regular and paid circulation in Quebec in French; or

(b)	sending the Circular to each holder of Shares, and each holder of securities that are convertible into Shares, whose last address as shown on the books of EGU is in a Canadian province or territory.

The obligation of the Purchaser to take up and pay for Shares under the Bid shall not be subject to any conditions, save and except those conditions set out in Schedule B hereto (the “Conditions”). The Conditions are for the sole benefit of the Purchaser and any of such Conditions may be waived by the Purchaser in whole or in part in its sole discretion at any time.”

4.                      This Amendment Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

IN WITNESS WHEREOF the parties hereto have duly executed this Amendment Agreement as of the date first above written.

ELDORADO GOLD CORPORATION
By:	(signed Paul Wright
Authorized Signatory

BLACKROCK INVESTMENT MANAGEMENT (UK) LIMITED By: (signed) Richard Davis Authorized Signatory	By: (signed) Catharine Raw Authorized Signatory

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AMENDMENT AGREEMENT

December 13, 2011

WHEREAS:

A.
Eldorado Gold Corporation (“Eldorado”) and BlackRock Investment Management (UK) Limited (“BlackRock”) entered into a Lock-Up Agreement dated November 25, 2011 (as amended on December 5, 2011) (the “Original Agreement”);

B.	Eldorado and BlackRock wish to amend certain terms and conditions of the Original Agreement.

Now therefore in consideration of the premises, mutual covenants and agreements contained in this Amendment Agreement, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

1.                      The Original Agreement, as amended hereby, shall continue in full force and effect and this Amendment Agreement shall have effect so far as practicable as if all the provisions of the Original Agreement and of this Amendment Agreement were contained in the one instrument.

2.                      Except as otherwise specified herein, all capitalized terms defined in the Original Agreements shall have the same meaning when used herein.

3.                      Recital C of the Original Agreement is deleted and the following is substituted in its place:

“C.           If Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, the terms and conditions of the Bid will be set out in a take-over bid circular (the “Circular”) to be provided to the holders of the Shares, and, in particular, such Circular will provide that the Purchaser will acquire all the Shares for consideration of not less than 0.80 common shares of Eldorado and CDN$0.0001 in cash for each Share.”

4.                      Section 2 of the Original Agreement is deleted and the following is substituted in its place:

“2.           If Eldorado determines, in its sole discretion, that the Purchaser will make the Bid, the Purchaser shall not later than 8:00 a.m. (GMT) on December 23, 2011, publicly announce its intention to make the Bid in accordance with applicable Canadian provincial securities laws, and by not later than 5:00 p.m. PST on December 24, 2011 shall commence the Bid in accordance with applicable Canadian provincial securities laws either by:

(a)
publishing an advertisement containing a brief summary of the Bid in one major national daily newspaper of general and regular paid circulation in Canada in English and one major daily newspaper of general and regular and paid circulation in Quebec in French; or

(b)	sending the Circular to each holder of Shares, and each holder of securities that are convertible into Shares, whose last address as shown on the books of EGU is in a Canadian province or territory.

The obligation of the Purchaser to take up and pay for Shares under the Bid shall not be subject to any conditions, save and except those conditions set out in Schedule B hereto (the “Conditions”). The Conditions are for the sole benefit of the Purchaser and any of such Conditions may be waived by the Purchaser in whole or in part in its sole discretion at any time.”

5.           Section 4(e) of the Original Agreement is deleted and the following is substituted in its place:

“(e)
to exercise, or procure that the registered holder exercises, the voting rights attaching to the Subject Shares which BlackRock is able to control and otherwise use BlackRock’s commercially reasonable efforts in its capacity as investment manager acting on behalf of the EMEA FE Clients who are the beneficial holders of or have other interests in the Subject Shares (which may include interests in funds in which the Subject Shares are held) to vote against, or abstain, or otherwise oppose any propose resulting or action y EGU or any other person: (A) in respect of any of the transactions described in EGU’s press release dated October 3, 2011 or any variation or amendment thereto (the “QHL Financing”); (B) in respect of any Acquisition Proposal (as defined below) involving EGU; or (C) which may in any manner adversely affect, by delay or otherwise, the take-up of and payment for the Subject Shares deposited under the Bid or the successful completion of the BIG, including without limitation, any amendment to the memorandum or articles, constating documents or corporate structure of EGU;”

6.	Section 4(g) of the Original Agreement is deleted and the following is substituted in its place:

“(g)
Subject to Section 4(f), Section 12 and Section 13, not to deposit or cause to be deposited the Subject Shares under any Acquisition Proposal not support any Acquisition Proposal in any manner whatsoever.”

7.           Section 4 of the Original Agreement is supplement by the following paragraph which is inserted after paragraph (j):

“…provided that nothing in this Section 4 shall otherwise prevent BlackRock from conducting its business as discretionary investment manager in the usual and ordinary course.”

8.	Section 6(a) of the Original Agreement is deleted and the following substituted in its place:

“(a)
on the instructions of its EMEA FE Client(s) holding direct or indirect interests in the Subject Shares (including, for the avoidance of doubt and, without limitation, transfers pursuant to any requests for redemptions of shares/units in EMEA FE Client(s) by their respective shareholders/unitholders, and a transfer of Subject Shares to any replacement investment manager or custodian nominated by BlackRock’s EMEA FE Client(s) in circumstances where such EMEA FE Client(s) has/have terminated BlackRock’s professional relation in respect of the Subject Shares or where the relationship continues but such EMEA FE Client(s) has/have changed the investment mandate such that BlackRock holding the Subject Shares (at all times or to the same level) is no longer consistent with such mandate).”

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9.	Section 9(e) of the Original Agreement is deleted and the following is substituted in its place:

“(e)
interests in the Subject Shares will at the time deposited to the Bid, be owned by EMEA FE Clients, with good and marketable title thereto, free and clear of any and all liens, charges, security interest, pledges, hypothecations or encumbrances of any nature or kind whatsoever, subject at all times to the provisions of Sections 5, 6 and 7 above.”

10.	Reference to “Recital B” in Section 11 of the Original Agreement is deleted and substituted with reference to “Recital C”.

11.            This Amendment Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

IN WITNESS WHEREOF the parties hereto have duly executed this Amendment Agreement as of the date first above written.

ELDORADO GOLD CORPORATION
By:	(signed Dawn Moss
Authorized Signatory

BLACKROCK INVESTMENT MANAGEMENT (UK) LIMITED By: (signed) Catharine Raw Authorized Signatory	By: (signed) Thomas Holl Authorized Signatory

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